Filed by AMCI Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AMCI Acquisition Corp. II

Commission File No. 001-40282

Date: March 14, 2022

LanzaTech

TD Ameritrade, LanzaTech to go Public via SPAC Merger

March 11, 2022

PARTICIPANTS

Jennifer Holmgren - CEO, LanzaTech

Nicole Pentallides - Host, TD Ameritrade Network

Nicole Pentallides

Let's bring in our next guest, Dr. Jennifer Holmgren, CEO of LanzaTech. Thank you so much for being with us. So tell us a little bit about the company -- upcoming to become public we need to learn more about it. Explain.

Jennifer Holmgren

Yes. So, what we do is we transform waste carbon of all types, whether it be in municipal solid waste, or in a steel mill flue gas and we convert that to ethanol and then to all of the things that you use in your daily lives, whether it be aviation fuel or yoga pants or sneakers. So --

Nicole Pentallides

So taking garbage, basically, or things that are not going to be used anymore and put them into something that we can use. Whether it's ways to power things or something we would wear and have sustainability. Fully understand that. So with that, you're working here on a SPAC merger and going public. What's the timing of everything here?

Jennifer Holmgren

Probably third quarter of this year. We're going through all the processes and the steps now to be able to go out to the public market.

Nicole Pentallides

Tell me a little bit about some of your partnerships. I see you have some exciting names with whom you work. So tell us a little bit about that.

Jennifer Holmgren

Yeah, actually, it was really exciting. Over the holidays, Zara introduced the dress that was sold on their internet site that was made with polyester that started life as recycled carbon, as a waste carbon from a steel mill emissions. So that's one of the key partnerships is Zara. We've worked with Lululemon. We've worked with Unilever to make detergents that are made from recycled carbon. We've also made bottles and containers for smoothies with Mibelle and Migros in Europe. So we've got quite a pipeline of partnerships; people who want to show the world that there is enough carbon above the ground to make all of the things we need and use.

Nicole Pentallides

And, so with that, I saw L'Oreal on there, you mentioned Lululemon as one of the partners, Unilever, Virgin Atlantic, could you give us a few other examples cause people I think really associate when you start to tell us that this particular product was made, you know, using your work

Jennifer Holmgren

Yeah, it is actually -- it's almost science fiction right? And what we've done, for example, is we were able to make sustainable aviation fuel from a waste gas at a steel mill. And we were able to fly that on a commercial flight with Virgin Atlantic from Orlando to Gatwick in 2018, showing that emissions can be transformed into sustainable aviation fuel. We also have a partnership with British Airways as part of our LanzaJet offering. And there again, we're showing sustainable aviation fuel made from recycled carbon. You know, the partnerships are quite wide. Some of them are forward looking. For example, Coty just started to make perfume using ethanol that was made from recycled carbon. We also have worked with -- we’re also working with -- on shoes to make the EVA, the foam for the shoe, using again, recycled carbon emissions. So, it's a pretty broad portfolio.

Nicole Pentallides

Tell me a little bit about the significant revenue growth you're expecting and what will drive that.

Jennifer Holmgren

Yeah, so we have two plants that are already operating commercially. They make ethanol from a steel mill gas and the other one from a ferroalloy gas; gases that would literally go up the chimney -- the flue and become greenhouse gases. And so we're building another seven right now, using not just a steel mill, or ferroalloy gas, but also municipal solid waste or residues from the field biomass. So the fact that we're building plants, we're almost getting into that exponential growth stage of technology deployment. You know, everybody wants to be first, to be second, and so we're now really pushing the technology out. And that's why we're seeing revenues grow. We expect $65 million this year. And then up to over $700 million by 2025.

Nicole Pentallides

Wow, that's a big job. That's a huge job, right? You know, you're basically going from less than 100 to $700 million, so in a year and a half. So, that would be a big driver. That being said, I am curious about your passion here and where this all falls under your umbrella because you're the CEO, this is becoming public, you know, by the end of the year and likely in the third quarter, LNZA (PH) is the ticker. You're a doctor, this is your passion. Is your degree in what you're doing, or is that just other education? I mean, how did you fall into this just, so I get an understanding of your background and the future?

Jennifer Holmgren

Yeah, so, I'm a chemist by training, but honestly, passion started around energy security and energy justice. The reality is that over a billion people don't have access to power. And then when I started to realize the impact on climate, and the fact that this is what the climate curve looks like, the carbon emissions and it really needs to do this by the end of the decade, you really start to realize that delivering power isn't enough; you need to deliver clean power. And so my passion became making sure that we can bend the carbon curve, bend our carbon emissions. We say we're going to do it, we talk about it, but I think a lot of people don't realize that it's possible. And to me, the best way to do that is to keep fossil carbon in the ground, and to make sure that we close the loop on carbon that's above ground, and make sure that instead of dumping it into the atmosphere or a trash site, that we reuse it over and over again.

Nicole Pentallides

Yeah, that really explains the premise of the company and how the other stuff worked out great, but it's evident because as you were talking about fuel for aviation, and it makes -- it all is coming together, makes a lot of sense. It's nice to speak with you. Come back when you have some updates for us, doctor. Thank you very, very much. Good to see you. Dr. Jennifer Holmgren of LanzaTech, CEO there. Thank you.

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Important Information About the Business Combination and Where to Find It

The proposed business combination (the “Business Combination”) between AMCI and LanzaTech NZ, Inc. (“LanzaTech”) will be submitted to stockholders of AMCI for their consideration. AMCI intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC that will include both a prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination and a proxy statement to be distributed to AMCI’s stockholders in connection with AMCI’s solicitation of proxies for the vote by its stockholders in connection with the Business Combination and other matters as described in the Registration Statement. AMCI urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus and any amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed by AMCI with the SEC because these documents will contain important information about AMCI, LanzaTech and the Business Combination. After the Registration Statement is declared effective, AMCI will mail the definitive proxy statement/prospectus to its stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain a copy of the Registration Statement, including the preliminary and definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed by AMCI with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: AMCI Acquisition Corp. II, 600 Steamboat Road, Greenwich, CT 06830.

Participants in the Solicitation

AMCI and LanzaTech and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Business Combination described in this press release under the rules of the SEC. Information about the directors and executive officers of AMCI is set forth in AMCI’s final prospectus relating to its initial public offering filed with the SEC on August 4, 2021 (the “AMCI IPO Prospectus”). Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AMCI stockholders in connection with the Business Combination will be set forth in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of AMCI and LanzaTech. These statements are based on the beliefs and assumptions of the management of AMCI and LanzaTech. Although AMCI and LanzaTech believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither AMCI nor LanzaTech can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” or “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, AMCI’s or LanzaTech’s management. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors that may affect actual results or outcomes include, among others, factors relating to the Business Combination, including the parties’ ability to meet the closing conditions of the Business Combination, the uncertainty of the projected financial information with respect to LanzaTech; the level of AMCI stockholder redemptions, if any, the ability to realize the benefits expected from the Business Combination; and the ability to list and maintain such listing of the combined company’s securities following the Business Combination; factors relating to the business, operations and financial performance of LanzaTech, including with respect to LanzaTech’s development activities, industry partnerships and intellectual property rights; and other factors, such as market opportunities for the combined company, AMCI’s or the combined company’s ability to raise financing in the future and the impacts of COVID-19 on the combined company’s business; and those factors discussed under the heading “Risk Factors” in the AMCI IPO Prospectus, AMCI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, and other documents of AMCI filed, or to be filed, with the SEC. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can AMCI or LanzaTech assess the impact of all such risk factors on the businesses of AMCI and LanzaTech prior to the Business Combination, and the combined company following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to AMCI or LanzaTech or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. AMCI and LanzaTech prior to the Business Combination, and the combined company following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.